Press Release	Source: Left Right Marketing Technology Inc.

Left Right Marketing Technology Inc. Announces the Formation of Two Independent Board Committees

Friday May 7, 6:12 pm ET

LAS VEGAS--(BUSINESS WIRE)--May 7, 2004--Left Right Marketing Technology Inc. (OTCBB: LRMK - News), owner of Crazy Grazer LLC and operator of www.crazygrazer.com, announced today they are in the process of forming an independent audit committee and an independent corporate governance committee, both reporting directly to the board of directors.

In the wake of industry scandals and corporate compliance issues for corporations, investors have become more complex in an increasingly regulated environment where the stakes have been raised considerably. LRMK has recognized the need for and embraced the necessary requirements to fulfill this responsibility to current stockholders and potential investors.

Crazy Grazer LLC is a wholly owned subsidiary of LRMK, currently operating the online shopping mall Web site www.crazygrazer.com under the leadership of Rock Newman, chairman; Mick Hall, president/CEO; Mark Newburg, senior vice president/COO; and Arnie Galassi, CFO.

Hall said, "Although current NASD regulations do not require formation of independent governing committees for Bulletin Board stocks, it is our intention to move to a senior exchange, therefore, our elective decision to form two critical independent committees of the board was a decision that falls directly within our strategic plan."

With Newburg's role as senior vice president/COO, he will be directly responsible for identifying qualified candidates for the independent corporate governance committee. Newburg is a global executive with a total of 20 years of experience of which 12 years experience was in Asia for Fortune 500 companies AT&T and NCR. Newburg said, "Our goal is to protect the investment made by our stockholders. The selection of individuals to be appointed to our independent corporate governance committee will demonstrate the strength of knowledge that will directly impact the stability and success of our company."

As CFO, Galassi will provide appropriate information for the independent audit committee to review and assess the financial and economic impacts of corporate governance approaches. A finance professional with experience in banking and corporate treasury, Galassi has held key positions within four Fortune 500 companies including Bank of America, AT&T, Lucent and NCR. Galassi said, "Our package is very strong and responds directly to the four critical areas of consideration for investment -- the fundamentals (does our business make sense), the management (knowledge of executive group), the offering (pricing compared to our competitive set) and the industry prospects (e-commerce is a hot commodity)."

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's Web site, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding the formation of an independent board, any benefits of the board formation and assignment, size of the e-commerce market, the company's future success, the company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the Crazy Grazer transaction, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Left Right Marketing Technology Inc.

Mick Hall

702-260-4700

702-260-9886